UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly-Held Company

Corporate Taxpayers’ ID (CNPJ/MF) nº 02.429.144/0001-93

Corporate Registry ID (NIRE) 35.300.186.133

NOTICE TO SHAREHOLDERS

CPFL ENERGIA S.A. (“Company”), in order to provide further clarification to the market in relation to the Company's process of reverse split and simultaneous stock split (the "Operation"), is hereby informing the Brazilian Securities and Exchange Commission ("CVM"), the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros ("BM&FBovespa") and the market in general, as follows.

Base Date of the Operation. As stated in the Material Fact released by the Company on April 28, 2011, the term for position adjustments by shareholders shall be 60 (sixty) days, ending at the closing of the stock market trading session on June 28, 2011.

After the aforementioned closing date, Banco do Brasil (the registrar for the Company's shares) on June 28, 2011 (“Base Date of the Operation”) shall identify those shareholders entitled to receive the new shares and/or credit resulting from the auction of fractions. As of June 29, 2011 (“Date Ex-Reverse Split and Split”), the Company's shares shall trade without the right to participate in the reverse split and split operation involving the Company's shares.

We are hereby rectifying that the shares that result from the Operation shall be credited on July 04, 2011 to shareholders registered as of the Base Date of the Operation. Any fractional shares will be identified, separated, grouped in whole numbers and sold at auction to be held at the BM&FBovespa, and the date for receipt of the credits arising from the auction shall be informed at an opportune moment.

Blocking instructions issued through June 28, 2011 shall remain valid until July 01, 2011.

Participation in the Operation. We are emphasizing to shareholders that all share positions shall undergo a reverse split and simultaneous split in their respective environments (registrar and BM&FBovespa). Thus, we note that any shareholders who hold shares in numbers that are not multiples of 10 (ten) will have their positions reverse split, with the fractions being put up for auction for crediting in cash to their shareholders.

Merely by way of illustration, the position of a shareholder who owns 11 (eleven) shares on the Base Date of the Operation would undergo reverse split in the proportion of 10:1, with the resulting fraction of the reverse split being split and put up for auction and the resulting integer would be split and credited to the shareholder. Thus, in this example and assuming no further trading, the shareholder at the end of the Operation would have 20 (twenty) shares of the Company and the right to receive the credit arising from the auction of the resulting fraction of the reverse split (02 shares).

Information to owners of the Company’s ADRs. Considering the information contained in this announcement to the market, we are rectifying that the information regarding the implementation of operations for the ADRs issued by the Company will be based on the position of holders of ADRs on July 01, 2011 ("Record Date")  resulting in the issue of 2 (two) additional ADRs for each 1 (one) existing ADR on the Record Date. The additional ADRs shall be credited to the shareholders on July 5, 2011,  the first business day (in the U.S. market), following the Record Date.

São Paulo, May 10, 2011.

CPFL ENERGIA S.A.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.